Monthly Report - April, 2018

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        4,619,835     (15,085,860)
Change in unrealized gain (loss) on open          (3,243,909)        4,855,662
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0         (11,106)
      obligations
   Change in unrealized gain (loss) from U.S.          11,200            4,076
      Treasury obligations
Interest Income 			              224,884          844,999
Foreign exchange gain (loss) on margin deposits     (104,509)          103,217
				                 ------------    -------------
Total: Income 				            1,507,501      (9,289,012)

Expenses:
   Brokerage commissions 		              808,907        3,341,447
   Management fee 			               45,715          184,257
   20.0% New Trading Profit Share 	                   76               76
   Custody fees 		       	                    0            9,206
   Administrative expense 	       	               94,009          382,444
					         ------------    -------------
Total: Expenses 		                      948,707        3,917,430
Net Income(Loss)			   $          558,794     (13,206,442)
for April, 2018

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (160,176.475    $     3,545,353    188,987,372    192,532,725
units) at March 31, 2018
Addition of 		 	              0        711,966        711,966
463.818 units on April 1, 2018
Redemption of 		 	              0    (3,622,803)    (3,622,803)
(3,146.941) units on  April 30, 2018*
Net Income (Loss)               $        25,250        533,544        558,794
for April, 2018
         			   -------------   -------------   -----------


Net Asset Value at April 30, 2018
(157,541.207 units inclusive
of 47.855 additional units) 	      3,570,603    186,610,079    190,180,682
				  =============  ============= ==============


		GLOBAL MACRO TRUST April 2018 UPDATE
                      Year to Date     Net Asset
Series	  April ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    0.18% 	   (6.58)%  $  1,138.13	  133,845.420 $   152,334,128
Series 3    0.57% 	   (5.15)%  $  1,543.36	   20,087.689 $    31,002,545
Series 4    0.71% 	   (4.60)%  $  1,904.12	    3,542.098 $     6,744,588
Series 5    0.43% 	     0.43%  $  1,506.38	       66.000 $        99,421

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					May 11, 2018
Dear Investor:

prices soared and profits from long futures positions outdistanced losses from long interest rate futures trading. Trading of stock index futures was profitable, metals trading unprofitable and currency and commodity trading was flat.

Energy was a big story in April, which began with oil prices falling on signs of rising Russian supply and Saudi price cuts. However, a complete about-face occurred later as mounting worries over tensions in the Middle East, and a reported decline in U.S. inventories, sent energy prices higher. Brent crude shot past $75 a barrel, its highest level since December 2014 and WTI crude hit $68 a barrel. Long positions in Brent crude, WTI crude, RBOB, heating oil and London gas oil were profitable. Trading of natural gas was flat.

In the interest rate sector, the yield on U.S. 10-yr notes hit a 4-year high and rose above 3% before retreating to just below 3% for the balance of the month. Still, the U.S. Commerce Department reported a pickup in consumer spending in March and inflation hit the Federal Reserve's
2 percent target, reinforcing the outlook for further interest-rate hikes. As a result, long positions in Eurodollar, U.S note and bond futures as well as Canadian, Australian, Japanese and European bond futures were unprofitable. A long Italian 10-year position was slightly profitable.

The equity sector was fractionally positive on the month. In U.S. equity markets, fears of a trade war with China sparked early volatility that seemed to sort itself out as the month progressed. Technology stocks had a mini rally at month's end, as shares were propped up by good earnings reports. Energy stocks rallied with the big gains in oil prices, and the U.S. dollar showed some signs of life. But as the month wore on, the market focused its attention more on the 10-year yield's return to 3%, as implications of rising U.S. bond yields generated some anxiety. Long positions in U.S. markets resulted in small losses, but were offset by gains on long positions in overseas counterparts such as the indices of France, Australia and Amsterdam.

Currency trading was flat during the month. While the U.S. dollar had its best month since Donald Trump became President, the pound declined as U.K. Prime Minister Theresa May lost another cabinet member and a key ally on Brexit. Losses on long Mexican, South African, Japanese and euro currencies versus the dollar were offset by gains on short Brazilian and Swedish currency trading, and from a euro-Sweden cross rate trade.

Mid-month concerns about additional sanctions against Russia pushed many metals prices higher in April on supply concerns, and a weaker dollar buttressed these moves. These strong gains further spurred speculation
U.S. inflation will pick up. Later, as President Trump indicated that Russian sanctions could ease, a relief sell-off brought prices down somewhat toward month-end. Profits in London nickel were outdistanced by losses trading London aluminum, copper and gold.

Although soybeans struggled early in the year because of declining demand from China, signs of hope were witnessed this month. Drought-hit Argentina, the world's third largest producer, turned to the U.S. to make up for an expected shortfall. Additionally, colder than expected weather in the U.S. pushed the planting season to a late start and grain futures benefitted. However, profits made trading soy products were slightly outweighed by losses on short corn and wheat positions. Concerns about the excess global supply of sugar, and the falling Brazilian real, sent sugar prices to a new multiyear low. Gains on short positions in sugar and cocoa outweighed losses on a short position in coffee. Trading of livestock futures was nearly flat.



     				Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman